                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  May, 2004

Commission File Number: 000-50393

                                 NEUROCHEM INC.

                       7220 Frederick-Banting, Suite 100
                             Saint-Laurent, Quebec
                                    H4S 2A1

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [ ]    Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes [ ]    No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes [ ]    No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                               Yes [ ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   NEUROCHEM INC.
May 11, 2004
                                     By:         /s/ David Skinner
                                        ----------------------------------------
                                                     David Skinner
                                                Director, Legal Affairs,
                                         General Counsel and Corporate Secretary
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                                                NEUROCHEM INC.
                                                275 Armand-Frappier Blvd
[LOGO "NEUROCHEM"]                              Laval, Quebec, Canada H7V 4A7
--------------------------------------------------------------------------------


             NEUROCHEM TO REPORT ON FIRST QUARTER OF NEW FISCAL YEAR

MONTREAL, Canada, May 10, 2004 -- NEUROCHEM INC. (NASDAQ: NRMX; TSX: NRM) -- today announced that on Tuesday, May 11, 2004, it will release its first quarter 2004 results for the period ended March 31, 2004.

The release of the results will be followed by a company-hosted teleconference at 4:30 P.M. Eastern Daylight Time, May 11, 2004. During the teleconference, Dr. Francesco Bellini, Chairman and Chief Executive Officer, and
Mr. Claude Michaud, Senior Vice-President, Finance and Chief Financial Officer, will present the progress of the company over the first quarter as well as its financial results.

To participate in the teleconference, please dial the following number approximately 10 minutes prior to the start of the teleconference:
1 (800) 291-5032. A replay of the teleconference will be available for one week (until May 18, 2004), commencing one hour after the end of the teleconference. The instant replay number is 1 (800) 558-5253, code 21195095.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying, oral products addresses critical, unmet medical needs. Fibrillex(TM), designated as an orphan drug and as a Fast Track Product candidate, is in a Phase II/III clinical trial for the treatment of Amyloid A Amyloidosis. Alzhemed(TM) and Cerebril(TM), for the treatment of Alzheimer's Disease and for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, respectively, have both completed a Phase II clinical trial.
For additional information on Neurochem, please visit our website at:
(www.neurochem.com).


Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation as well as other risks included in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance on the forward-looking statements included in this news release.

These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.


FOR FURTHER INFORMATION, PLEASE CONTACT:

Dr. Lise Hebert
Vice President, Corporate Communications
lhebert@neurochem.com
Tel: (450) 680-4500
Fax: (450) 680-4501
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                                                NEUROCHEM INC.
                                                275 Armand-Frappier
[LOGO "NEUROCHEM"]                              Laval (Quebec), Canada H7V 4A7
--------------------------------------------------------------------------------

                          NEUROCHEM MOVES HEADQUARTERS
                       TO FORMER SHIRE BIOCHEM FACILITIES

MONTREAL, CANADA, MAY 10, 2004 -- Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) is pleased to announce that it has moved all of its employees to its new headquarters located in the state-of-the-art former Shire BioChem facilities. The Company is now located in the Parc scientifique et de haute technologie de Laval, Quebec, Canada.

The Company's new address and contact information is as follows:

                             NEUROCHEM INC.
                             275 ARMAND-FRAPPIER
                             LAVAL (QUEBEC)
                             CANADA
                             H7V 4A7
                             TEL.: (450) 680-4500
                             FAX:  (450) 680-4501


ABOUT NEUROCHEM
Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying, oral products addresses critical unmet medical needs. Fibrillex(TM), designated as an orphan drug and as a Fast Track Product candidate, is in a Phase II/III clinical trial for the treatment of AA Amyloidosis. Alzhemed(TM) and Cerebril(TM) for the treatment of Alzheimer's Disease and for the prevention of Hemorrhagic Stroke caused by cerebral amyloid angiopathy respectively, have both completed a Phase II clinical trial.
For additional information on Neurochem, please visit our website at: www.neurochem.com.

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation as well as other risks included in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.


FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, Ph.D.
Vice President, Corporate Communications lhebert@neurochem.com
Tel: (450) 680-4500
Fax: (450) 680-4501